SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                         (Amendment No. ____________)1

                                TCSI Corporation

                                (Name of Issuer)

                     Common Stock, $.10 par value per share

                         (Title of Class of Securities)

                                    87233R106
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                                 (CUSIP NUMBER)

                               November 13, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)


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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.      NAME OF REPORTING PERSONS: Paul J. Glazer
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) |X|
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

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    NUMBER OF
     SHARES         5.    SOLE VOTING POWER                            1,247,000
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY       6.    SHARED VOTING POWER                                  0
       EACH        -------------------------------------------------------------
     REPORTING      7.    SOLE DISPOSITIVE POWER                       1,247,000
    PERSON WITH
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                    8.    SHARED DISPOSITIVE POWER                             0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,247,000
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   6.1%

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12.     TYPE OF REPORTING PERSON*                                             IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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


Item 1(a).  Name of Issuer:

                     TCSI Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

                     1080 Marina Village Parkway
                     Alameda, CA  94501


Item 2(a).  Name of Persons Filing:

                     Paul J. Glazer (the "Reporting Person")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                     The principal business address of the Reporting
                     Person is:
                     237 Park Avenue
                     Suite 801
                     New York, New York 10017

Item 2(c).  Citizenship:

                     Paul J. Glazer:   United States of America


Item 2(d).  Title of Class of Securities:

                     Common Stock, $.10 par value per share

Item 2(e).  CUSIP Number:

                     87233R106

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a: Not Applicable

                (a) [ ] Broker or dealer registered under Section 15 of the
                        Exchange Act;

                (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act;

                (d) [ ] Investment Company registered under Section 8 of the
                        Investment Company Exchange Act;

                (e) [ ] Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

                (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                (h) [ ] Saving Association as defined in Section 3(b) of The
                        Federal Deposit Insurance Act;

                (i) [ ] Church Plan that is excluded from the definition of an
                        Investment Company under Section 3(c)(14) of the Investment Company Act;

                (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            A. Paul J. Glazer

            (a)  Amount beneficially owned:                            1,247,000
            (b)  Percent of Class:                                          6.1%
            (c)   Number of shares as to which such person has:

                (i)  Sole power to vote or direct the vote:            1,247,000
                (ii) Shared power to vote or to direct the vote:               0
                (iii)Sole power to dispose or direct the
                     disposition of:                                   1,247,000
                (iv) Shared power to dispose or to direct the
                     disposition of:                                           0

         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer beneficially owns 1,247,000 shares of the Issuer's Common Stock, $.10 par value per share ("Common Stock"), representing 6.1% of the Common Stock. Mr. Glazer does not directly own any shares of Common Stock, but he does indirectly own 1,247,000 shares of Common Stock in his capacity as (i) the managing member of Paul J. Glazer, LLC, a Delaware limited liability company ("PJG"), which in turn serves as the general partner of Glazer Capital Management, L.P., a Delaware investment partnership ("GCM") and (ii) the managing member of Glazer Capital, LLC, a Delaware limited liability company ("GC"), which in turn serves as the investment manager of Glazer Offshore Fund, Ltd., a Cayman Islands corporation ("GOF"). In addition, GC manages on a discretionary basis separate accounts for two unrelated entities, HM Amethyst Fund, L.P. ("HMAF") and PI Long Short Equity Hedged Fund ("PILS"). GC has full investment and voting discretion over each of these accounts. GC does not have an ownership interest in either HMAF or PILS. Mr. Glazer disclaims beneficial ownership of those shares of Common Stock held by HMAF and PILS.

Item 5.     Ownership of Five Percent or Less of a Class.

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                        Each of GCM, GOF, HMAF and PILS has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                        Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                        Not Applicable

Item 9.     Notice of Dissolution of Group.

                        Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2002

                                                 /s/ Paul J. Glazer
                                                 -------------------------------
                                                 Paul J. Glazer


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